Exhibit 97

OSISKO DEVELOPMENT CORP.

CLAWBACK POLICY

A.Application of Policy

This Clawback Policy (this "Policy") applies in the event of any restatement ("Restatement") of the financial results of Osisko Development Corp. (the "Corporation") due to its material non-compliance with financial reporting requirements under applicable securities laws. This Policy does not apply to restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Corporation's internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, reverse stock splits, dividends or other changes in capital structure.

B.Executive Officers Subject to the Policy

The "executive officers" of the Corporation are covered by this Policy. This includes the Corporation's current or former Chief Executive Officer, President, Chief Financial Officer, Controller, any Vice-President of the Corporation in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Corporation, including executive officers of Corporation subsidiaries (the "Executive Officers"). All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.

C.Compensation Subject to the Policy

This Policy applies to any incentive-based compensation received by an Executive Officer during the period (the "Clawback Period") consisting of any of the three fiscal completed years immediately preceding:

●	the date that the Corporation's Board of Directors (or Audit and Risk Committee) concludes, or reasonably should have concluded, that the Corporation is required to prepare a Restatement; or
●	the date that a court, regulator, or other legally authorized body directs the Corporation to prepare a Restatement.

This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any "financial reporting measure". Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Corporation's financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed "received" in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

Incentive-based compensation does not include base annual salary, compensation which is awarded based solely on service to the Corporation (e.g., a time-vested award, including time-vesting stock options or restricted share units), nor does it include compensation that is awarded based on subjective standards, strategic measures (e.g., completion of a merger) or operational measures (e.g., attainment of a certain market share).

D.Amount Required to be Repaid Pursuant to this Policy

The amount of incentive-based compensation that must be repaid (subject to the limitations described below) is the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the "Recoverable

Amount"). Applying this definition, after a Restatement, the Corporation will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with the rules of the United States Securities and Exchange Commission (the "Commission") and any stock exchange on which the Corporation's securities are then listed. The Corporation will determine whether, based on the applicable financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of incentive-based compensation than such Executive Officer would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Corporation will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure that was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Corporation recovers the full amount of incentive-based compensation that was erroneously awarded.

In no event shall the Corporation be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If equity compensation is recoverable due to such compensation being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Corporation will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

●	if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
●	if the equity award has been exercised or settled into shares (the "Underlying Shares"), and the Executive Officer still holds the Underlying Shares, the Corporation will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
●	if the Underlying Shares have been sold by the Executive Officer, the Corporation will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board of Directors will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the the Human Resources Committee, or in the absence of such committee, a majority of the independent directors of the Board of Directors determine that it would be impracticable to recover such amount because (i) the direct costs of enforcing recovery would exceed the Recoverable Amount, (ii) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Corporation, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder, or (iii) if the recovery of the incentive-based compensation would violate the laws of Canada or any province therein applicable to the Corporation.

E.Additional Clawback Required by Section 304 of the Sarbanes-Oxley Act of 2002

In addition to the provisions described above, if the Corporation is required to prepare an accounting restatement due to the material noncompliance of the Corporation, as a result of misconduct, with any financial reporting requirement under securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002, the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Corporation for:

●	any bonus or other incentive-based or equity-based compensation received from the Corporation during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and
●	any profits realized from the sale of securities of the Corporation during that 12-month period.

F.Crediting of Recovery Amounts

To the extent that subsections A, B, C and D of this policy (the "Rule 10D-1 Clawback Requirements") would provide for recovery of incentive-based compensation recoverable by the Corporation pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, in accordance with subsection E of this policy (the "Sarbanes-Oxley Clawback Requirements"), and/or any other recovery obligations (including pursuant to employment agreements or plan awards), the amount such Executive Officer has already reimbursed the Corporation shall be credited to the required recovery under the Rule 10D-1 Clawback Requirements. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude recovery under the Sarbanes-Oxley Clawback Requirements, to the extent any applicable amounts have not been reimbursed to the Corporation.

G.Discretion

In addition to the foregoing and without limiting this Policy in any way, the Board of Directors may, in its sole and absolute discretion, determine whether any other facts, circumstances or legal obligations not within the scope of this Policy make it appropriate for the Board of Directors to consider, in the exercise of its fiduciary obligations to the Corporation and its shareholders, that a recovery of incentive-based compensation is necessary, including as a result of a Restatement of mineral resources or reserves. Recovery pursuant to the Rule 10D-1 Clawback Requirements does not preclude any such other recovery, to the extent any applicable amounts have not been reimbursed to the Corporation.

H.General Provisions

This Policy may be amended by the Board of Directors of the Corporation from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The Corporation will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy.

The provisions of this Policy apply to the fullest extent of the law; provided, however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Corporation or any of its subsidiaries.

All determinations and decisions made by the Board of Directors (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Corporation, its subsidiaries and the persons to whom this Policy applies. Executive Officers (as defined above) are required to acknowledge that they have read this Policy annually.

If you have questions about the interpretation of this Policy, please contact Mr. Alexander Dann, Chief Financial Officer and Vice President Finance.

I.Review

The Human Resources Committee shall review annually the Policy and recommend appropriate changes to the Board of Directors.

This Policy was adopted by the Board of Directors of the Corporation, in accordance with the New York Stock Exchange and the Nasdaq Stock Market listing requirements, on November 8, 2023.

Issued: November 8, 2023

Version: 2.0

Review Date: November 6, 2025

Responsible Committee: Human Resources Committee

This Policy has been approved by the Board of Directors of Osisko Development Corp. Osisko Développement Corp. / Osisko Development Corp. 1100 Avenue des Canadiens-de-Montréal, Bureau 300 Montréal, Québec, Canada, H3B 2S2.